SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2022

ARTISAN ACQUISITION CORP.
 (Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization) 71 Fort Street, PO Box 500 Grand Cayman Cayman Islands, KY1-1106	001-40411 (Commission File Number)	98-1580830 (I.R.S. Employer Identification No.)
(Address of principal executive offices)		(Zip Code)

+852 2523 1056
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	ARTAU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ARTA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	ARTAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to Business Combination Agreement

On March 30, 2022, (i) Artisan Acquisition Corp., a Cayman Islands exempted company (“Artisan”), (ii) Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), (iii) AAC Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) PGL Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”) and (v) Prenetics Group Limited, a Cayman Islands exempted company (“Prenetics”) entered into the Amendment to Business Combination Agreement (the “BCA Amendment”) to the previously announced Business Combination Agreement by and among Artisan, PubCo, Merger Sub 1, Merger Sub 2 and Prenetics (the “Original BCA”).

The BCA Amendment provides, among other things, that (i) the exchange ratio at which each Class A ordinary share, par value $0.0001 per share, of Artisan (each an “Artisan Share”) issued and outstanding immediately prior to the effective time of the Initial Merger (excluding Artisan Shares that are held by Artisan shareholders that validly exercise their redemption rights, Artisan Shares that are held by Artisan shareholders that exercise and perfect their relevant dissenters’ rights and Artisan treasury shares) shall be cancelled in exchange for the right to receive the number of newly issued PubCo Class A Ordinary Shares equal to the Class A Exchange Ratio (as defined below); (ii) the number of PubCo Class A Ordinary Shares issuable upon exercise of each PubCo warrant converted from each whole Artisan public warrant is amended from one to the Class A Exchange Ratio; (iii) the “Price per Share” for the purpose of calculating the exchange ratio at which Prenetics shares exchange into PubCo Class A Ordinary Shares in the Acquisition Merger is reduced to an amount equal to (a) (x) $1,150,000,000 minus (y) $20,520,000, divided by (b) the Fully-Diluted Company Shares (as defined below); and (iv) the size of the board of directors of PubCo immediately following the closing of Acquisition Merger will be reduced from six members to five members.

“Class A Exchange Ratio” is defined in the BCA Amendment as the lower of: (A) 1.29; and (B) (1) (x) the Post-Redemption SPAC Share Number (as defined below), plus (y) 3,000,000, divided by (2) the Post-Redemption SPAC Share Number. “Fully-Diluted Company Shares” is defined in the Original BCA to mean, without duplication, (a) the aggregate number of Prenetics shares (i) that are issued and outstanding immediately prior to the effective time of the Acquisition Merger and (ii) that are issuable upon the exercise of all Prenetics restricted share units, options, warrants, convertible notes and other equity securities of Prenetics that are issued and outstanding immediately prior to the effective time of the Acquisition Merger, including an aggregate of 776,432 shares to be issued by Prenetics as deferred consideration of Prenetics Limited’s acquisition of Oxsed Limited, minus (b) Prenetics’ treasury shares. “Post-Redemption SPAC Share Number” is defined in the BCA Amendment as (a) the aggregate number of Artisan Shares outstanding as of immediately prior to the Class B Recapitalization (as defined below), minus (b) the treasury shares held by Artisan and outstanding immediately prior to the Class B Recapitalization, minus (c) the Artisan Shares subject to the redemptions outstanding immediately prior to the Class B Recapitalization.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Other Agreements

In connection with and concurrently with the entry into the BCA Amendment, the following agreements were also entered into by the relevant parties:

Sponsor Agreement

Concurrently with the entry into the BCA Amendment, PubCo, Prenetics, Artisan, Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”) and the Artisan independent directors entered into a Sponsor Forfeiture and Conversion Agreement (the “Sponsor Agreement”), pursuant to and subject to the terms of which, among other things, immediately prior to the consummation of the Initial Merger, (i) all 9,133,558 outstanding Class B ordinary shares, par value of $0.0001 per share, of Artisan (each a “Founder Share”) held by Sponsor shall be exchanged and converted into the number of Artisan Shares equal to (x) 6,933,558, divided by (y) the Class A Exchange Ratio; (ii) the aggregate of 100,000 outstanding Founder Shares held by the Artisan independent directors shall be exchanged and converted into the number of Artisan Shares equal to (x) 100,000, divided by (y) the Class A Exchange Ratio; and (iii) the Sponsor shall automatically irrevocably surrender and forfeit to Artisan for no consideration, as a contribution to capital, the number of Artisan private placement warrants equal to (x) 5,857,898, minus (y) the quotient obtained by dividing 5,857,898 by the Class A Exchange Ratio (the foregoing transactions described in (i) through (iii), together with the FPA Share Conversion (as defined below), collectively, the “Class B Recapitalization”).

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amendment to PIPE Subscription Agreements

Concurrently with the execution of the Original BCA on September 15, 2021, certain investors (each a “PIPE Investor”) entered into share subscription agreements (each, a “PIPE Subscription Agreement”), pursuant to which the PIPE Investors agreed to subscribe for and purchase a total of 6,000,000 PubCo Class A Ordinary Shares at $10.00 per share for an aggregate purchase price of $60,000,000 immediately prior to closing of the Acquisition Merger.

Concurrently with the execution of the BCA Amendment, each PIPE Subscription Agreement was amended pursuant to an amendment agreement (each a “PIPE Amendment Agreement”) such that the PIPE Investors agreed to subscribe for and purchase a total of PubCo Class A Ordinary Shares in such number equal to the product of (i) 6,000,000 multiplied by (ii) the Class A Exchange Ratio, for an aggregate purchase price of $60,000,000.

The foregoing description of the PIPE Amendment Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Amendment Agreements, the form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Amendment to Deeds of Novation and Amendment to Forward Purchase Agreement

Concurrently with the execution of the Original BCA on September 15, 2021, certain anchor investors (each an “Anchor Investor”) entered into deeds of novation and amendment (each a “Deed of Novation and Amendment”) to amend that certain forward purchase agreements by and among Artisan, the respective Anchor Investor and other parties thereto, such that the Anchor Investors agreed to purchase an aggregate of 6,000,000 PubCo Class A Ordinary Shares plus 1,500,000 redeemable PubCo warrants, for a purchase price of $10.00 per PubCo Class A Ordinary Share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the closing of the Acquisition Merger.

Concurrently with the execution of the BCA Amendment, the Deeds of Novation and Amendment were amended pursuant to deeds of amendment (each a “FPA Amendment Deed”), which provide, among other things, that (i) immediately prior to the consummation of the Initial Merger, the aggregate of 750,000 outstanding Founder Shares held by the Anchor Investors shall be exchanged and converted into 750,000 Artisan Shares on an one-for-one basis (the “FPA Share Conversion”); (ii) the Anchor Investors agreed to purchase an aggregate of (a) PubCo Class A Ordinary Shares in such number equal to the product of (x) 6,000,000 multiplied by (y) the Class A Exchange Ratio and (b) 1,500,000 redeemable PubCo warrants, for an aggregate purchase price of $60,000,000; and (iii) the period during which the Anchor Investors are contractually restricted from transferring or otherwise disposing of any PubCo Class A Ordinary Shares acquired by the Anchor Investors in the Initial Merger by virtue of holding Artisan Shares is reduced from one year after the closing of Acquisition Merger to six months after the closing of Acquisition Merger, subject to earlier release if certain criteria are met.

The foregoing description of the FPA Amendment Deeds does not purport to be complete and is qualified in its entirety by the terms and conditions of the FPA Amendment Deeds, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Amendment to Sponsor Support Agreement

Concurrently with the execution of the Original BCA on September 15, 2021, the Sponsor, Artisan, PubCo, Prenetics and certain directors and officers of Artisan listed thereto entered into a Sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, give certain voting and lock-up covenants in favor of Artisan, PubCo and/or Prenetics, as applicable.

Concurrently with the execution of the BCA Amendment, parties to the Sponsor Support Agreement entered into a deed of amendment to the Sponsor Support Agreement (the “Amendment to Sponsor Support Agreement”), which provides, among other things, that (i) the period during which the Sponsor is contractually restricted from transferring or otherwise disposing of 50% of the PubCo Class A Ordinary Shares acquired by it in the Initial Merger by virtue of holding Artisan Shares is reduced from one year after the closing of Acquisition Merger to 6 months after the closing of Acquisition Merger; and (ii) the period during which the Sponsor is contractually restricted from transferring or otherwise disposing of the remaining 50% of the PubCo Class A Ordinary Shares acquired by it in the Initial Merger by virtue of holding Artisan Shares is reduced from 18 months after the closing of Acquisition Merger to 12 months after the closing of Acquisition Merger, in each case subject to earlier release if certain criteria are met.

The foregoing description of the Amendment to Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment to Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Amendment to Shareholder Support Agreement

Concurrently with the execution of the Original BCA on September 15, 2021, Artisan, PubCo, Prenetics, Mr. Danny Yeung, the Chief Executive Officer and a director and shareholder of Prenetics (“Mr. Yeung”) and Mr. Lawrence Tzang, the Chief Scientific Officer and a shareholder of Prenetics, entered into a shareholder support agreement and deed (the “Shareholder Support Agreement”), pursuant to which Mr. Yeung agreed to, among other things, give certain voting and lock-up covenants in favor of Artisan, PubCo and/or Prenetics, as applicable.

Concurrently with the execution of the BCA Amendment, parties to the Shareholder Support Agreement entered into a deed of amendment to the Shareholder Support Agreement (the “Amendment to Shareholder Support Agreement”), which provides, among other things, that (i) the period during which Mr. Yueng is contractually restricted from transferring or otherwise disposing of 50% of the equity securities of PubCo acquired by him in the Acquisition Merger by virtue of holding equity securities of Prenetics is reduced from one year after the closing of Acquisition Merger to 6 months after the closing of Acquisition Merger; and (ii) the period during which Mr. Yeung is contractually restricted from transferring or otherwise disposing of the remaining 50% of the equity securities of PubCo acquired by him in the Acquisition Merger by virtue of holding equity securities of Prenetics is reduced from 18 months after the closing of Acquisition Merger to 12 months after the closing of Acquisition Merger, in each case subject to earlier release if certain criteria are met.

The foregoing description of the Amendment to Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment to Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is an investor presentation that Artisan has prepared that updates the transaction summary previously included in the Investor Presentation filed with the U.S. Securities and Exchange Commission (the “SEC”) by Artisan on September 16, 2021 and summarizes the implications of the BCA Amendment and the Sponsor Agreement for Artisan’s public shareholders.

The foregoing is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing of Artisan under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this Current Report, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Current Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which has been filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this Current Report include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 that has been filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q, annual report on Form 10-K and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent the views of Artisan, Prenetics and PubCo as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this Current Report under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1	Amendment to Business Combination Agreement, dated as of March 30, 2022, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited
10.1	Sponsor Forfeiture and Conversion Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill
10.2	Form of PIPE Amendment Agreements
10.3	Form of FPA Amendment Deeds
10.4	Amendment to Sponsor Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. Cheng Yin Pan, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill
10.5	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Mr. Danny Yeung and Mr. Lawrence Tzang
99.1	Investor Presentation of Artisan Acquisition Corp. and Prenetics Group Limited
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	ARTISAN ACQUISITION CORP.

	By:	/s/ CHENG YIN PAN (BEN)
Name: Cheng Yin Pan (Ben)
Title: Chief Executive Officer